UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 23, 2013

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated April 22, 2013, announcing STMicroelectronics’ reporting of a stable cash dividend of US$ 0.10 for both the second and third quarter of 2013 to be proposed to the 2013 annual general meeting.

PR N°C2715C

STMicroelectronics Reports on Stable Cash Dividend of US$0.10 for both the Second and Third Quarter of 2013 to be proposed to the 2013 Annual General Meeting

Quarterly dividend distribution to be decided semi-annually instead of annually

Geneva, April 22, 2013 - STMicroelectronics (NYSE: STM), a global semiconductor leader serving customers across the spectrum of electronics applications, has announced that its Supervisory Board has approved the Managing Board proposal to the forthcoming 2013 Annual General Meeting (AGM) of Shareholders to resolve on the distribution of a cash dividend of US$0.10 for the second quarter, and of US$0.10 for the third quarter, per outstanding share of the Company’s common stock to be paid in June and September of 2013, respectively. The amount of the proposed second and third quarter of 2013 cash dividend is stable with respect to previous quarterly dividend distribution.

Furthermore, while ST’s dividend distribution is currently decided on an annual basis by the AGM, upon the proposal of the Supervisory Board, and associated payments are made in four equal quarterly installments, the quarterly dividend distribution will be decided semi-annually instead of annually.

This change will better align to the industry practice, bringing greater flexibility to ST to achieve its goal of using available cash to enhance its position in the market, while at the same time managing its cash resources to continue to reward its shareholders for their trust in the Company.

The fourth quarter 2013 and first quarter 2014 dividends will be decided at a Shareholders Meeting to be held during the fourth quarter of 2013.

About STMicroelectronics

ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people’s life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2012, the Company’s net revenues were $8.49 billion. Further information on ST can be found at www.st.com

For further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Group VP, Investor Relations
STMicroelectronics
Tel: +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Nelly Dimey
Director, Corporate Media and Public Relations
STMicroelectronics
Tel: +33 1 58 07 77 85
nelly.dimey@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 23, 2013	By:	/s/ Mario Arlati

	Name:	Mario Arlati
	Title:	Executive Vice President and Chief Financial Officer